FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intersects 9.12 g/t Au Over 8.20m & 42.6 g/t Au Over 11.75m Starting 9m From Surface & 55.1 g/t Au Over 5.10m at the Keats Main Zone

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 6, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from 39 diamond drill holes designed to further delineate and expand the network of high-grade gold veins and associated structures at the Keats Zone. These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program targeting +20km of prospective strike along the regional-scale Appleton (“AFZ”) and JBP fault zones at its 100% owned ~1500km2 Queensway project, accessible via the Trans-Canada Highway ~15km west of Gander, Newfoundland.

Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-364A	216.25	218.30	2.05	56.3	Keats Main
Including	217.05	217.85	0.80	140.5
NFGC-21-388	123.00	128.65	5.65	9.0	Keats Main
Including	126.95	128.30	1.35	31.5
NFGC-21-448	200.50	205.60	5.10	55.1	Keats Main
Including	200.50	200.95	0.45	609.0
NFGC-21-466	169.70	172.05	2.35	10.9	Keats Main
NFGC-22-486	35.90	38.00	2.10	11.2	421
Including	36.60	37.30	0.70	32.0
And	371.40	373.60	2.20	10.1	Keats Main
Including	371.75	372.45	0.70	30.0
NFGC-22-593	8.80	17.00	8.20	9.12	Keats Main
Including	11.15	11.45	0.30	25.9
Including	13.80	14.80	1.00	32.4
Including	16.20	16.60	0.40	55.3
And	20.50	32.25	11.75	42.6
Including	20.50	21.00	0.50	111
Including	21.90	22.20	0.30	338
Including	22.90	23.30	0.40	733
Including	29.60	30.10	0.50	25.8
Including	31.35	32.25	0.90	21.8
And	36.60	42.90	6.30	1.88

Table 1: Keats Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  A gap in the drilling at the north end of the Keats Main Zone in a structurally complex portion of the near surface extents of the Keats-Baseline Fault Zone (KBFZ) was recently tested with NFGC-22-593 which returned 9.12 g/t Au over 8.20m and 42.6 g/t Au over 11.75m, beginning at 8.8m down hole. This intercept extends the high-grade gold mineralization to surface in this area and indicates that there is a wide domain of high-grade gold veining immediately below the overburden; current modelling suggests that this thickened segment is approximately 125m in strike length and 35m wide (Figures 2, 3 and 4).
  55.1 g/t Au over 5.10m in NFGC-21-448, 56.3 g/t Au over 2.05m in NFGC-21-364A, 9.0 g/t Au over 5.65m in NFGC-21-388, 10.9 g/t Au over 2.35m in NFGC-21-466 and 10.1 g/t Au over 2.20 in NFGC-22-486 are all intersections in the Keats Main Zone which to date has been defined over 845m down plunge and intersected at a vertical depth of 375m. The Keats Main Zone consists of a network of veins that is associated with the KBFZ which generally strikes N55°E and dips ~60° to the southeast (Figures 2, 3 and 5).
  Targeting the 421 Zone at the south end of Keats, NFGC-22-486 intersected 11.2 g/t over 2.10m at ~30m below surface. This high-grade gold mineralization is associated with an extensive moderately southwest dipping brittle fault zone that appears to play a role in localizing gold. The extents of this target area are not well constrained and this fault zone area and its projected intersections with the AFZ and KBFZ are high priorities for the current drilling (Figures 2 and 3).

Melissa Render, VP Exploration for New Found, stated: “Drilling continues to advance our understanding of the geometries and potential projections of the high-grade gold veins and faults that comprise the Keats. Our team is working tirelessly to keep the drills focused on expanding the zones discovered to date and concurrently building our understanding of the controls on the high-grade gold mineralization to allow continued optimization of targeting. Six drills are operating in and around Keats, with three working to tackle mineralization correlated to the main plunge and to depth, while an additional three drills are working at Keats North to follow-up on the recent near surface discoveries such as the 275 g/t Au over 2.15m in NFGC-22-538 (reported on May 4, 2022), 8.70 g/t Au over 6.75m in NFGC-22-533 (reported on May 4, 2022) and 43.9 g/t Au over 3.85m in NFGC-22-515 (reported on April 13, 2022) (Figure 3). Meanwhile, six more drills are systematically testing along the north segment of the AFZ. I would like to thank our exploration team for their ongoing dedication and hard work as we continue to advance this discovery.”

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the Appleton (‘AFZ’) and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full +100km length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units.

Keats

Mineralization at Keats is associated with a significant east-northeast striking and moderately southeast dipping brittle fault zone, the Keats-Baseline Fault Zone (“KBFZ”) that developed adjacent to and trends at an oblique angle to the AFZ. Situated ~1.8km south of Lotto and 1.2km south of the Golden Joint discoveries, this fault forms an extensive damage zone that is discordant to the northeast striking and steeply dipping stratigraphy and controls the development of a complex network of high-grade gold vein arrays that are epizonal in character and exhibit breccia, stylolitic, and vuggy textures. The host rock units are comprised of an interbedded sequence of turbiditic shales and greywackes where lithological contrasts in part control domains of high-grade gold, however model advancements suggest the larger underlying control are dilational settings that experienced increased fluid flow that typically develop at structural intersections such as intersecting fault or vein segments. The KBFZ expresses itself as a topographic low and interpretation of this low has traced it over ~+2km strike length. At this stage, exploration has been largely focused within close proximity to the AFZ and has delineated a high-grade gold segment of the Keats-Baseline Fault over a strike length of ~660m, the high-grade southwest plunging dilational zone to ~845m while the deepest high-grade gold intercept to date is at a vertical depth of ~375m.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-364A	216.25	218.30	2.05	56.3	Keats Main
Including	217.05	217.85	0.80	140.5
NFGC-21-388	123.00	128.65	5.65	9.0	Keats Main
Including	126.95	128.30	1.35	31.5
And	135.75	139.10	3.35	4.2
Including	138.60	139.10	0.50	21.5
NFGC-21-405	No Significant Values				Keats Main
NFGC-21-406	32.20	34.95	2.75	1.2	Keats HW
And	48.30	51.00	2.70	2.1
And	62.40	65.00	2.60	3.6
And	209.00	211.15	2.15	1.8
And	217.30	219.80	2.50	1.4
And	280.00	282.00	2.00	1.2	Keats Main
NFGC-21-410B	139.65	142.00	2.35	1.2	Keats Main
And	174.20	176.50	2.30	1.8
NFGC-21-413A	424.60	428.80	4.20	1.9	Keats Main
And[2]	463.05	467.55	4.50	28.2
Including[2]	463.05	466.00	2.95	41.0
NFGC-21-425	44.65	47.00	2.35	1.4	Keats HW
And	107.35	109.45	2.10	1.3	Keats Main
And	136.15	139.20	3.05	1.0
NFGC-21-426	255.10	257.55	2.45	1.5	Keats FW
NFGC-21-427	26.00	33.50	7.50	2.0	421
And	37.50	39.80	2.30	1.1
And	50.10	52.70	2.60	1.0
And	60.85	63.00	2.15	1.1
And	65.00	67.00	2.00	1.0
And	131.00	133.00	2.00	1.9
And	170.30	172.60	2.30	1.5
And	175.00	177.00	2.00	1.3
And	280.10	283.00	2.90	3.0	Keats Main
And	285.10	288.00	2.90	3.0
NFGC-21-428	17.80	21.30	3.50	1.1	Keats Main
And	57.55	59.55	2.00	1.3
And	158.30	160.50	2.20	7.0	Keats FW
Including	158.30	159.00	0.70	20.5
And	173.90	176.00	2.10	1.2
NFGC-21-433	80.95	83.00	2.05	1.4	Keats HW
And	90.00	93.00	3.00	7.0
Including	92.00	93.00	1.00	19.5
And	228.30	230.35	2.05	1.4	Keats Main
And	237.70	240.00	2.30	2.5
NFGC-21-436	88.10	90.55	2.45	2.1	Keats HW
And	140.70	142.70	2.00	12.9	Keats Main
Including	141.00	141.65	0.65	39.6
NFGC-21-438	168.00	170.60	2.60	2.4	Keats Main
And	204.35	206.85	2.50	9.0
Including	204.35	205.10	0.75	28.5
And	216.15	218.65	2.50	2.1
And	246.85	249.00	2.15	2.2
NFGC-21-440	285.75	288.95	3.20	1.8	Keats Main
And	362.15	365.55	3.40	2.0
NFGC-21-445	No Significant Values				Keats Main
NFGC-21-447	87.60	90.50	2.90	3.1	Keats HW
NFGC-21-448	184.70	187.00	2.30	1.3	Keats Main
And	200.50	205.60	5.10	55.1
Including	200.50	200.95	0.45	609.0
And	284.00	286.35	2.35	4.0
NFGC-21-450	No Significant Values				Keats Main
NFGC-21-451	121.70	125.10	3.40	1.4	Keats HW
And	130.00	132.15	2.15	1.3
And	161.00	169.55	8.55	1.7
NFGC-21-454	209.55	213.25	3.70	2.7	Keats Main
NFGC-21-458	83.25	86.40	3.15	1.5	Keats HW
And	120.55	122.75	2.20	5.6
Including	121.10	121.65	0.55	21.5
And	369.20	371.40	2.20	1.9	Keats FW
NFGC-21-460	166.40	168.75	2.35	1.1	Keats Main
And	252.00	254.00	2.00	1.0
NFGC-21-466	169.70	172.05	2.35	10.9	Keats FW
NFGC-21-468	258.70	260.70	2.00	2.0	Keats Main
NFGC-22-472	40.00	42.00	2.00	1.9	Keats HW
NFGC-22-475	No Significant Values				Keats Main
NFGC-22-483	134.00	136.00	2.00	7.2	Keats Main
Including	134.00	135.00	1.00	14.1
And	138.60	140.90	2.30	3.9
Including	138.60	139.30	0.70	10.9
And	151.75	165.70	13.95	1.9
And	177.30	180.00	2.70	1.1
NFGC-22-484	341.55	344.00	2.45	2.3	Keats Main
And	425.65	428.10	2.45	1.7
And	431.00	435.60	4.60	1.5
NFGC-22-486	35.90	38.00	2.10	11.2	Keats HW
Including	36.60	37.30	0.70	32.0
And	371.40	373.60	2.20	10.1	Keats FW
Including	371.75	372.45	0.70	30.0
NFGC-22-487	134.00	136.40	2.40	1.1	Keats HW
And	250.50	252.85	2.35	3.7
Including	252.15	252.85	0.70	11.0
And	517.50	519.50	2.00	1.2	Keats Main
NFGC-22-491	80.00	82.00	2.00	1.1	Keats Main
And[2]	92.00	95.00	3.00	79.8
Including[2]	92.45	94.35	1.90	124.6
And	164.35	171.85	7.50	4.3	Keats FW
Including	170.90	171.85	0.95	24.2
NFGC-22-492	92.15	94.25	2.10	3.8	421
And	391.00	393.95	2.95	3.2	Keats Main
Including	392.90	393.65	0.75	12.6
And	398.15	400.35	2.20	5.1
Including	398.45	399.05	0.60	14.3
NFGC-22-494	No Significant Values				Keats East
NFGC-22-511	77.00	79.00	2.00	1.29	Keats HW
And	434.00	436.25	2.25	4.00	Keats Main
Including	435.20	435.70	0.50	17.85	Keats Main
NFGC-22-514	149.00	151.05	2.05	2.06	Keats FW
NFGC-22-527B	487.25	489.75	2.50	3.2	Keats Main
Including	487.90	488.50	0.60	11.9
NFGC-22-537	No Significant Values				Keats East
NFGC-22-593	8.80	17.00	8.20	9.12	Keats Main
Including	11.15	11.45	0.30	25.9
Including	13.80	14.80	1.00	32.4
Including	16.20	16.60	0.40	55.3
And	20.50	32.25	11.75	42.59
Including	20.50	21.00	0.50	111
Including	21.90	22.20	0.30	338
Including	22.90	23.30	0.40	733
Including	29.60	30.10	0.50	25.8
Including	31.35	32.25	0.90	21.8
And	36.60	42.90	6.30	1.88

Table 2: Summary of composite results reported in this release for Keats.

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2 Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-364A	120	-80	299	657971	5427338
NFGC-21-388	120	-71	242	657988	5427370
NFGC-21-405	300	-45	308	658056	5427182
NFGC-21-406	325	-56	396	657853	5427066
NFGC-21-410B	297	-46.5	257	658075	5427285
NFGC-21-413A	296	-57	515	658086	5427134
NFGC-21-425	299	-45.5	269	658031	5427311
NFGC-21-426	120	-50	335	657804	5427529
NFGC-21-427	325	-56	431	657841	5427083
NFGC-21-428	299	-42.5	238	657976	5427343
NFGC-21-433	299	-45.5	314	658009	5427209
NFGC-21-436	300	-45	350	657970	5427232
NFGC-21-438	299	-45.5	350	658094	5427246
NFGC-21-440	119	-47	425	657748	5427446
NFGC-21-445	298	-57	344	658280	5427369
NFGC-21-447	300	-45	371	657999	5427158
NFGC-21-448	299	-45.5	329	658074	5427257
NFGC-21-450	298	-57	371	658418	5427406
NFGC-21-451	325	-56	434	657810	5427057
NFGC-21-454	299	-45.5	401	657989	5427163
NFGC-21-458	325	-56	455	657814	5427087
NFGC-21-460	299	-45.5	356	657956	5427182
NFGC-21-466	300	-45	338	657943	5427161
NFGC-21-468	300	-45	527	657997	5427129
NFGC-22-472	325	-56	494	657836	5427050
NFGC-22-475	298	-57	527	658249	5427215
NFGC-22-480	120	-45	425	657864	5427742
NFGC-22-483	299	-45.5	235	658214	5427379
NFGC-22-484	240	-45	470	658030	5427310
NFGC-22-486	30	-65	419	657815	5427088
NFGC-22-487	245	-42	574	657996	5427136
NFGC-22-491	299	-45.5	206	658300	5427503
NFGC-22-492	23	-64	440	657811	5427057
NFGC-22-494	299	-45.5	266	658907	5427777
NFGC-22-511	22	-60	470	657778	5427033
NFGC-22-514	299	-45.5	205	658295	5427493
NFGC-22-527B	294	-47.5	731	657945	5426843
NFGC-22-537	299	-45.5	212	658867	5427859
NFGC-22-593	300	-45	119	658214	5427523

Table 3: Details of drill holes reported in this release.

Queensway 400,000m Drill Program Update

Approximately 48% of the planned 400,000m program at Queensway has been drilled to date with ~21,700m of the core with pending assay results. Twelve core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is spit in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed and marked with the contents.

Drill core samples are shipped to either ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario or Eastern Analytical Ltd. (EAL) in Springdale, Newfoundland. Both laboratories are ISO-17025 accredited. All assay laboratories operate under a commercial contract with New Found.

At both laboratories the entire sample is crushed to ~80% passing 2 mm. At ALS, a 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 50-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 50-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

EAL receives routine samples. A 250-g split of the crushed material is pulverized, and a 30-g subsample is fire assayed for gold with an atomic absorption spectrometry (AAS) finish.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratories internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for ~2% of the drilled intervals. In addition, ~3% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated June 6, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now ~43% complete. The Company is well funded for this program with cash and marketable securities of $87-million as of June 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: June 6, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer